SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON APRIL 30th, 2013

DATE, TIME AND PLACE: On April 30th, 2013, at 7:00am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Mailson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani, and Rodrigo Modesto de Abreu, either in person or by means of audio or video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. It was registered the justified absence of Mr. Piergiorgio Peluso. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Withaker, Chairman of the Audit Statutory Audit Committee, Claudio Zezza, Chief Financial Officer, Rogerio Tostes Lima, Investor Relations Officer, Mario Girasole, Regulatory and Institutional Affairs Officer, Paolo Stoppaccioli, Human Resources Officer, Carlo Filangieri, responsible for the Network Officer, Sergio Zamora, representative of PricewaterhouseCoopers Independent Auditors (“PwC”), and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Interim Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To report about the activities carried out by the Compensation Committee; (2) To approve the distribution amongst the members of the Board of Directors of the annual compensation approved by the Annual Shareholders Meeting, held on April 11th, 2013; (3) To exam, discuss and issue an opinion regarding to the Quarterly Information Report (“ITRs”), dated as of March, 31st, 2013; (4) To resolve upon the renewal of the long term loan agreements between TIM Celular S.A. and  Bank of America and JP Morgan; (5) To re-ratify the resolution adopted in the Board Meeting, held on April 18th, 2013, to authorize the execution of the service agreement related to the Ran Sharing LTE Project, clarifying that the approved agreement shall be entered into by and amongst TIM Celular S.A. (“TIM Celular”), TNL PCS S.A. (“Oi”) and 14 Brasil Telecom S.A. (“BrT’ jointly “Parties”); and (6) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, by unanimous decision of the presents and with the expressed abstention of the legally restricted, registered their decisions, as follows:

(1) To acknowledge about the activities carried out by the Compensation Committee, at its meeting held on April 29th, 2013, when the Committee issued a favorable opinion regarding the proposal of the distribution of the global compensation intended to the Board Members of the Company;

(2) To approve the distribution, between the Board Members, of the compensation approved by the Annual Shareholders Meeting, held on April 11th, 2013, in accordance with to the material presented and filed at the Company’s head offices. It shall be registered that Mrs. Francesca Petralia and Messrs. Oscar Chiccetti, Patrizio Graziani, Piergiorgio Peluso and Rodrigo Modesto de Abreu expressly resigned from their remuneration;

(3) The Board issued a favorable opinion and authorize the disclosure of the Quarterly Information Report (“ITRs”), dated as of March 31st, 2013, based on the information provided by the Company, the Statutory Audit Committee opinion and by the independent auditors, PwC. Such reports were subject to a limited revision by the independent auditors of the Company, PwC. The board members declared their satisfaction and congratulated the Board of Officers for the results reached by the Company in this quarter;

(4) To approve the renewing of two (2) loan agreement in foreign currency entered into by and amongst TIM Celular S.A. (“TCEL”) and the banks, Bank of America and JP Morgan, for an additional three (3) years period and with a final cost less than or equal to one hundred and five percent (105%) of CDI, after contracting the respective SWAP’S, which are already approved, everything in accordance with the material presented and filed at the Company’s head offices;

(5) To re-ratify the resolution in item 4 of the Board Meeting, held on April 18th, 2013. Thereby, the text: “The Board, according to the presented material which shall be filed at the Company’s head offices, authorized the execution of the service agreement related to the Ran Sharing Project LTE, to be entered into by TIM Celular S.A. (“TCEL”) and TNL PCS S/A (‘OI”), to be in force for fifteen (15) years, automatically renewed for successive periods of five (5) years, except otherwise expressed by the parties within a minimum of three years in advance. The scope of the agreement hereby approved encompasses: (i) the lease of rights of the access network and the backhaul of LTE 2.5 GHz; (ii) the sharing agreement between the parties; (iii) the network deployment in twelve (12) cities in the first year of the agreement, being that the inclusion of new cities in the scope of the project will depend on the approval of both parties, and (iv) the geographical division of new areas. Shall be registered that the execution of such agreement is subjected to the approval of the Agência Nacional de Telecomunicações – ANATEL”, shall be read as follows: “The Board, according to the presented material which shall be filed at the Company’s head offices, authorized the execution of the service agreement related to the Ran Sharing Project LTE, to be entered by and amongst TIM Celular S.A. (“TCEL”), TNL PCS S/A (‘OI”) and 14 Brasil Telecom S.A. (“BrT”), jointly “Parties”, to be in force for fifteen (15) years, automatically renewed for successive periods of five (5) years, except otherwise expressed by the parties within a minimum of three years in advance. The scope of the agreement hereby approved encompasses: (i) the lease of rights of the network media, on the access network and the backhaul of LTE 2.5 GHz; (ii) the sharing agreement between the parties; (iii) the network deployment in twelve (12) cities in the first year of the agreement, being that the inclusion of new cities in the scope of the project will depend on the approval of both parties, and (iv) the geographical division of new areas. Shall be registered that the execution of such agreement is subjected to the approval of the Agência Nacional de Telecomunicações – ANATEL”. All acts previously practice are ratified;

(6) No other matter of general interest was discussed.

CLARIFICATION AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Francesca Petralia, Mailson Ferreira da Nóbrega, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Patrizio Graziani and Rodrigo Modesto de Abreu.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro, April 30th, 2013.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 30, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.